EXHIBIT  10

To announce the Company’s June 2012 revenues

Date of events: 2012/07/10

Contents:

1.Date of occurrence of the event:2012/07/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 4.1% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.68 billion in June 2012. Operating costs and expense decreased by 4.0% to NT$11.51billion. Operating income decreased by 4.4% to NT$4.17 billion. Net income decreased by 44.0% to NT$2.47 billion, and EPS decreased by 42.9% to NT$0.32. The relatively larger decreases in net income and EPS were mainly owing to the NT$1.26 billion real estate impairment charge associated with the assessment of its investment properties in conjunction with the company’s planned adoption of International Financial Reporting Standards (“IFRS”) in 2013. Mobile communications business revenue decreased 3.5% year over year. The decrease was mainly because handset sales were 86.5% lesser year over year due to certain smartphone model was quite well-received by the market in the same period last year. In addition, mobile voice revenue decreased 4.4% due to the market competition and the NCC’s mandated tariff reduction. Mobile value added service revenue grew by 35.7% because of the increase in mobile internet subscribers.

Broadband access revenue decreased by 6.6% due to the fiber tariff reduction in mid 2011 and the ADSL tariff reduction starting this year. HiNet service revenue decreased by 8.5% also because of tariff reductions along with the aforementioned fiber and ADSL tariff cuts. MOD revenue increased 31.4% year over year. For traditional fixed line services, local service revenue decreased by 5.2% because of mobile substitution. Domestic long distance service revenue decreased 35.1% mainly due to the tariff reduction starting this year. International long distance service revenue decreased 1.5% attributable to market competition. Operating costs and expenses decreased 4.0% year over year, mainly attributable to the decrease in relevant cost and expenses for smartphone sales.

6.Countermeasures:None

7.Any other matters that need to be specified: None